November 24, 2010

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sensus (Bermuda 2) Ltd. and Sensus USA Inc.

Item 4.02 Form 8-K

Filed November 17, 2010

File No. 333-113658-05

Dear Mr. Vaughn:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2010, addressed to Sensus (Bermuda 2) Ltd. and Sensus USA Inc. (collectively, the “Company”) regarding the above-referenced filing (the “Filing”). Numbered responses below correspond to the numbering in the Staff’s letter.

Form 8-K dated November 17, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements

1.	The Company intends to file restated (a) audited consolidated financial statements for the fiscal year ended March 31, 2010 on Form 10-K/A, including tabular disclosure of restated unaudited interim consolidated financial statements for each of the fiscal quarters in the year then ended, and (b) unaudited interim consolidated financial statements for the fiscal quarter ended June 30, 2010 on Form 10-Q/A, in each case, during the week of December 13, 2010. No assurance can be made that this anticipated filing timeline will be met.

2.	The Company’s certifying officers are currently considering the effect of the errors identified in the Filing on the adequacy of the Company’s disclosures regarding internal controls over financial reporting and disclosure controls and procedures as of the end of each affected period. A final conclusion with respect to the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures has not been made, and the Company and its certifying officers are currently working to determine whether any material weakness in such controls and procedures was present during each of the affected periods.

The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter Mainz

Peter Mainz
Chief Executive Officer and President
Sensus (Bermuda 2) Ltd. and Sensus USA Inc.